UNITED STATES
         SECURITIES AND EXCHANGE COMMISSION
               Washington, D.C. 20549

                    SCHEDULE 13D

       Under the Securities Exchange Act of 1934

                 (Amendment No. 10)

               M.H.Meyerson & Co., Inc.
-----------------------------------------------------------
                  (Name of Issuer)

            Common Stock, $.01 par value
-----------------------------------------------------------
           (Title of Class of Securities)

                       55301Q
-----------------------------------------------------------
                   (CUSIP Number)

                  Gregg Giaquinto
               111 Broadway, 3rd Floor
               New York, New York 10006
-----------------------------------------------------------
       (Name, Address and Telephone Number of Person
     Authorized To Receive Notices and Communications)

                    April 26, 2001
-----------------------------------------------------------
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition, which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.: 55301Q

1. Name of Reporting Persons
   S.S. or I.R.S. Identification No. of Above Person

   Electronic Trading Group, LLC

2. Check the Appropriate Box if a Member of a Group

      a. [ ]
      b. [ ]

3. SEC Use Only

4. Source of Funds

   WC - See Item 3

5. Check Box if Disclosure of Legal Proceedings is Required
   Pursuant to Items 2(D) or 2(E)

   [ ]

6. Citizenship or Place of Organization

   Illinois

Number of Shares Beneficially Owned by Each Reporting Person
With:

7. Sole Voting Power:

    See Item 5

8. Shared Voting Power:

    See Item 5

9. Sole Dispositive Power:

    See Item 5

10. Shared Dispositive Power:

    See Item 5

11. Aggregate Amount Beneficially Owned by Each Reporting
    Person

    768,100 - See Item 5 (not to be construed as an admission of beneficial ownership)

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares

               [ ]

13. Percent of Class Represented by Amount in Row (11)

    11.67% - See Item 5

14. Type of Reporting Person

    BD

CUSIP No.: 55301Q

1. Name of Reporting Person
   S.S. or I.R.S. Identification No. of Above Person

   Robert Kanter

2. Check the Appropriate Box if a Member of a Group

   a. [ ]
   b. [ ]

3. SEC Use Only

4. Source of Funds

   N/A

5. Check Box if Disclosure of Legal Proceedings is Required
   Pursuant to Items 2(D) or 2(E)

              [ ]

6. Citizenship or Place of Organization

   U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person
With:

7. Sole Voting Power:

   See Item 5

8. Shared Voting Power:

   See Item 5

9. Sole Dispositive Power:

   See Item 5

10. Shared Dispositive Power:

   See Item 5

11. Aggregate Amount Beneficially Owned by Each Reporting
    Person

    768,100 - See Item 5 (not to be construed as an admission of beneficial ownership)

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares

               [ ]

13. Percent of Class Represented by Amount in Row (11)

    11.67% - See Item 5

14. Type of Reporting Person

    IN

Electronic Trading Group, L.L.C. hereby amends and supplements the Schedule 13D dated as of April 17, 2000 originally filed with the Securities and Exchange
Commission (the "SEC") on April 27, 2000 as amended by
(i) Amendment No. 1 dated as of April 24, 2000 filed with the SEC on April 28, 2000; (ii) Amendment No. 2 dated as of May 24, 2000 filed with the SEC on May 26, 2000; (iii) Amendment No. 3 dated as of July 27, 2000 filed with the SEC on August 1, 2000; (iv) Amendment No.
4 dated as of September 5, 2000 filed with the SEC on September 12, 2000; (v) Amendment No. 5 dated as of
September 14, 2000 filed with the SEC on September 18,
2000; (vi) Amendment No. 6 dated as of September 26,
2000 filed with the SEC on September 28, 2000; (vii)
Amendment No. 7 dated as of November 28, 2000 filed with the SEC on December 1, 2000; (viii) Amendment No. 8 dated as of December 21, 2000 filed with the SEC on December 29, 2000; and (ix) Amendment No. 9 dated as of December 29, 2000 filed with the SEC on January 5,
2001 (the "Schedule") as follows:

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule is hereby amended by inserting the following at the end of the first paragraph thereof:

From March 30, 2001 to April 26, 2001, the
Company purchased and sold shares of the Issuer's
Common Stock resulting in an aggregate net sale of 110,109 shares through open market transactions at average daily prices ranging from $2.05 to $2.8 per share, for a net sale price of $278,220.61. 69,900 shares were purchased through an investment account at Spear, Leeds & Kellogg
("SLK"), a broker-dealer, pursuant to arrangements under which SLK may be deemed to have extended credit in connection with such purchases and sales.

Item 5. Interest in Securities of the Issuer

Item 5(a) of the Schedule is hereby deleted in its entirety and replaced with the following:

The Company beneficially owns, in the aggregate, 768,100 shares of the Issuer's Common Stock, which constitutes 11.67% of the Issuer's outstanding
Common Stock as of March 30, 2001, as disclosed in the Issuer's Form 10-K filed on April 30,

2001. Of the 768,100 shares of Common Stock beneficially owned by the Company, Mr. Kanter may be deemed to share with the Company (i) the power to vote or direct the vote of all of the shares and
(ii) the power to dispose or direct the disposition of all the shares.

Item 5(b) of the Schedule is hereby deleted in its entirety and replaced with the following:

Of the 768,100 shares of Common Stock beneficially owned by the Company, Mr. Kanter may be deemed to share with the Company (i) the power to vote or direct the vote of all of the shares and (ii) the power to dispose or direct the disposition of all the shares.

Item 5(c) of the Schedule is amended by inserting the following at the end thereof:

As shown in Addendum 1 hereto, from March 30, 2001 to April 26, 2001, the Company made a net sale of 110,109 shares of the Issuer's Common Stock in open market transactions.

Item 7. Material to be Filed as Exhibits

Item 7.1 of the Schedule is hereby amended by deleting "December 29, 2000" in the third line and inserting "April 26, 2001" in lieu thereof.


	Addendum 1 to the Schedule is hereby amended by inserting the following at the end thereof:

		     Shares 	Shares 			     Average Price Per Share
Date 		     Purchased 	(Sold) 	Position 	     (Excluding commission)

03/30/01	     5000               	883,209     	2.3125
03/30/01	     10000	                  893,209      	2.375
03/30/01	     5000	                  898,209	      2.4375
03/30/01	     10000	                  908,209     	2.5
04/02/01	     2400	                  910,609     	2.4375
04/02/01	     2500	                  913,109     	2.44531
04/03/01	     100                	913,209	      2.10156
04/04/01	     1600	                  914,809      	2.3125
04/04/01   	     3000               	917,809	      2.34375
04/04/01	     1000               	918,809	      2.40625
04/05/01	     1000	                  919,809      	2.3125
04/16/01	     1000                	920,809     	2.05
04/19/01	                  (1000)	919,809     	2.65
04/19/01	                  (1900)	917,909     	2.61
04/19/01	                  (1900)	916,009     	2.2
04/19/01                     	(2000)	914,009     	2.24
04/19/01                	(2000)	912,009     	2.25
04/19/01	                  (2000)	910,009     	2.25
04/19/01	                  (2000)	908,009     	2.25
04/19/01                	(1000)	907,009     	2.26
04/19/01                 	(1000)	906,009     	2.3
04/19/01                	(1000)	905,009     	2.35
04/19/01                	(2000)	903,009     	2.35
04/19/01                	(2000)	901,009     	2.35
04/19/01                 	(2000)	899,009     	2.35
04/19/01                	(2000)	897,009     	2.37
04/19/01                	(2000)	895,009     	2.39
04/19/01                	(1000)	894,009     	2.4
04/19/01                	(1109)	892,900     	2.45
04/19/01                	(1000)	891,900      	2.45
04/19/01                	(3000)	888,900      	2.5
04/19/01                 	(5000)	883,900     	2.5
04/19/01                      (100) 	883,800     	2.55
04/19/01                	(1)    	883,799     	2.6
04/19/01                	(1000)	882,799     	2.6
04/19/01                	(9999)	872,800     	2.6
04/19/01                	(4900)	867,900      	2.6
04/19/01                  	(1000)	866,900     	2.7
04/19/01         800	                  867,700     	2.55


04/19/01         300                	868,000      	2.59
04/19/01         500                	868,500     	2.62
04/19/01	                  (1000)	867,500      	2.7
04/20/01                 	(100)  	867,400     	2.8
04/20/01                	(2000)	865,400     	2.8
04/20/01                	(2000)	863,400     	2.75
04/20/01                	(2000)	861,400     	2.75
04/20/01                 	(2900)	858,500     	2.7
04/20/01                 	(2000)	856,500      	2.7
04/20/01                 	(100) 	856,400     	2.68
04/20/01                	(1900)	854,500     	2.68
04/20/01                 	(2000)	852,500     	2.64
04/20/01                	(2000)	850,500     	2.62
04/20/01                	(1900)	848,600     	2.6
04/20/01                 	(2000)	846,600      	2.6
04/20/01                	(1000)	845,600     	2.59
04/20/01                 	(2000)	843,600     	2.58
04/20/01                  	(2000)	841,600     	2.55
04/20/01                  	(6900)	834,700     	2.79
04/20/01                	(500)	      834,200     	2.71
04/20/01                	(5000)	829,200      	2.55
04/20/01	     3000                  	832,200      	2.4
04/20/01	     200	                  832,400     	2.41
04/20/01         3000              	      835,400      	2.45
04/20/01         5000                	840,400	      2.5
04/20/01	     100      	            840,500     	2.52
04/20/01	     100	                  840,600      	2.52
04/20/01	     100                 	840,700     	2.52
04/20/01         100                 	840,800     	2.52
04/20/01         100	                  840,900	      2.52
04/20/01	     1000	                  841,900      	2.52
04/20/01	     100                 	842,000     	2.54
04/20/01	     100	                  842,100	      2.54
04/20/01	     1000	                  843,100	      2.56
04/20/01	     100	                  843,200      	2.57
04/20/01	     100	                  843,300	      2.58
04/20/01         600	                  843,900	      2.58
04/20/01	     400	                  844,300         	2.58
04/20/01         100                  	844,400      	2.6
04/20/01	     1000	                  845,400	      2.6
04/20/01	     4500	                  849,900     	2.65
04/20/01         100	                  850,000     	2.68
04/20/01         100               	      850,100	      2.7
04/20/01	     100	                  850,200          	2.7
04/20/01	     100	                  850,300	      2.7
04/23/01	     200	                  850,500	      2.4
04/23/01	     100              	      850,600     	2.4
04/23/01	     1000	                  851,600	      2.35
04/23/01	     100	                  851,700	      2.35
04/23/01	     100	                  851,800	      2.34
04/23/01	     1000	                  852,800	      2.3
04/23/01	     100                      852,900	      2.27
04/23/01	     100	                  853,000	      2.25
04/23/01	                  (1000)	852,000     	2.31
04/24/01	                  (1000)	851,000	      2.36
04/24/01	     100	                  851,100     	2.35
04/25/01	                  (1000)	850,100     	2.5


04/25/01	                  (500) 	849,600	      2.41
04/25/01	                  (500)	      849,100     	2.41
04/25/01                  	(500)	      848,600     	2.41
04/25/01                     	(500) 	848,100     	2.41
04/25/01                	(500)	      847,600     	2.41
04/25/01                	(1000)	846,600       	2.41
04/25/01	                  (500)	      846,100     	2.41
04/25/01                     	(6500)	839,600        	2.41
04/25/01	     1000	                  840,600      	2.4
04/25/01         100                	840,700     	2.37
04/25/01	     700                	841,400     	2.35
04/26/01	                  (100)	      841,300	      2.77
04/26/01	                  (900)	      840,400	      2.6
04/26/01	                  (2000)	838,400     	2.6
04/26/01	                  (1000)	837,400     	2.55
04/26/01                 	(2800)	834,600      	2.55
04/26/01	                  (1100)	833,500      	2.55
04/26/01                    	(1100)	832,400     	2.55
04/26/01                 	(2800)	829,600     	2.55
04/26/01                    	(1100)	828,500     	2.55
04/26/01                  	(1100)	827,400     	2.55
04/26/01                	(5000)	822,400     	2.55
04/26/01                 	(5000)	817,400     	2.55
04/26/01                	(1100)	816,300     	2.55
04/26/01                  	(3600)	812,700     	2.55
04/26/01                 	(700)  	812,000     	2.55
04/26/01                    	(700)       811,300      	2.55
04/26/01                  	(700)  	810,600     	2.55
04/26/01                	(5000)	805,600      	2.55
04/26/01                  	(5000)	800,600     	2.55
04/26/01                    	(5000)	795,600     	2.55
04/26/01                  	(5000)	790,600     	2.55
04/26/01                	(100) 	790,500     	2.52
04/26/01	                  (2300)	788,200     	2.44
04/26/01                	(2000)	786,200     	2.4
04/26/01                 	(2000)	784,200     	2.32
04/26/01                	(2000)	782,200     	2.55
04/26/01                  	(2000)	780,200      	2.54
04/26/01                 	(4000)	776,200     	2.52
04/26/01                	(5200)	771,000     	2.32
04/26/01                  	(3000)	768,000     	2.31
04/26/01         100                	768,100      	2.3
___________________________________________________________________
Subtotal from
3/30/01 to       70,000      (180,109)
4/26/01

Aggregate
3/29/01
Position         878,209

Total as of      1,455,110   (687,010)   768,100            4.5598
4/26/01


SIGNATURE

	After reasonable inquiry and to the best of his or its knowledge and belief, the undersigneds hereby certify that the information set forth in this statement is true, complete and correct.

ELECTRONIC TRADING GROUP, LLC

/s/
________________________
By: Robert A. Kanter

Title: Member Manager
Date: May 2, 2001

ROBERT A. KANTER

/s/
______________________
Date: May 2, 2001